SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding operational statistics for the first half of 2022 of China Petroleum & Chemical Corporation (the “Registrant”); and

2.          An announcement regarding resignation of senior vice president of the Registrant;

Each made by the Registrant on July 20, 2022.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
OPERATIONAL STATISTICS FOR THE FIRST HALF OF 2022
This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Sinopec Corp.” or the “Company”) in connection with certain matters relating to the operational statistics for the first half of 2022 of Sinopec Corp.

The board of directors and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Production	Unit	1H 2022	1H 2021	Change %
Oil and gas	mmboe	242.01	235.29	2.9
Crude Oil	mmbbls	139.65	138.15	1.1
China	mmbbls	124.63	123.62	0.8
Overseas	mmbbls	15.02	14.53	3.4
Natural Gas (Note 1)	bcf	613.92	582.60	5.4

Refinery Throughput (Note 2)	Million tonnes	120.76	126.11	(4.2)
Gasoline	Million tonnes	30.03	32.40	(7.3)
Diesel	Million tonnes	30.65	28.54	7.4
Kerosene incl. Jet Fuel	Million tonnes	8.31	11.24	(26.1)
Light Chemical Feedstock	Million tonnes	22.01	22.26	(1.1)

Ethylene	'000 tonnes	6,846	6,463	5.9
Synthetic Resins	'000 tonnes	9,275	9,292	(0.2)
Synthetic Fibers	'000 tonnes	555	676	(17.9)
Synthetic Rubbers	'000 tonnes	646	594	8.8

1

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	78.46	84.01	(6.6)
Retail	Million tonnes	51.23	55.50	(7.7)
Direct sales & Distribution	Million tonnes	27.23	28.51	(4.5)

Notes:	1. Natural gas production conversion rate is 1 cubic meter = 35.31 cubic feet
2. Refinery throughput conversion rate is 1 tonne = 7.35 barrels
3. The above table includes 100% of the production from domestic Joint Ventures.

Investors are advised that the operational statistics for the first half of 2022 as listed in the above table are based on our current statistical survey of the Company. The Company will release its definitive production data in its interim report, which may be different from, and in such cases shall prevail, the above.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
20 July 2022
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
 # Executive Director
*Non-executive Director
+Independent Non-executive Director

2

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Senior Vice President

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) announces that due to his age, Mr. Chen Ge tendered his resignation as senior vice president of Sinopec Corp. to the Board on 20 July 2022.

Mr. Chen Ge has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Chen Ge has been diligent and responsible during his tenure and has played a significant role in promoting corporate governance and reform and development of the Company. The Board of the Company would like to express its gratitude to him for his hard work and contributions to the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
20 July 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 21, 2022